8 RIVERS ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 8 Rivers Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

406 Blackwell Street, 4th Floor
(No. and Street)

Durham	NC	27701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Estee Dorfman — 781-780-7069 ext. 11
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cree Alessandri & Strauss CPAs LLC
(Name – *if individual, state last, first, middle name*)

20 Walnut Street, Suite 301	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, G. William Brown, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 8 Rivers Advisors, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Based upon this statement from Commission staff (see https://www.sec.gov/tm/paper-submissionrequirements-covid-19-updates-061820) and difficulties arising from COVID-19, the firm is making this filing without a notarization.

CONTENTS

Cree Alessandri & Strauss
Certified Public Accountants LLC

Report of Independent Registered Public Accounting Firm

To the Member of
8 Rivers Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of 8 Rivers Advisors, LLC as of December 31, 2020, the related statements of operations, changes in Member's equity and cash flows for the year ended December 31, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of 8 Rivers Advisors, LLC, as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of 8 Rivers Advisors, LLC's management. Our responsibility is to express an opinion on 8 Rivers Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to 8 Rivers Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 (page 10), has been subjected to audit procedures performed in conjunction with the audit of 8 Rivers Advisors, LLC's financial statements. The supplemental information is the responsibility of 8 Rivers Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I- Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as 8 Rivers Advisors, LLC's auditor since December 31, 2018.

Cree Alessandri & Strauss CPAs LLC
February 8, 2021

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

8 Rivers Advisors, LLC
Statement of Financial Condition
December 31, 2020

Assets

Current assets:		
Cash	$	21,004
Prepaid expenses		2,949
Total Assets	$	23,953

Liabilities and Member's Equity

Current liabilites:		
Accounts payable and accrued expenses	$	7,109
Total liabilities		7,109
Member's equity		16,844
Total Liabilities and Member's Equity	$	23,953

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

8 Rivers Advisors, LLC
Statement of Operations
For the year ended December 31, 2020

Revenues:	
	$ -
Total Operating revenue	-
Expenses:	
Consulting and professional fees	82,010
Employee Compensation	63,192
Other	3,015
Regulatory fees	16,505
Rent	2,304
Travel	1,859
Communications and computer expense	15,012
Total Operating expenses	183,897
Net (loss)	$ (183,897)

8 Rivers Advisors, LLC
Statement Of Changes In Member's Equity
For the year ended December 31, 2020

Member's equity, January 1, 2020	$	29,245
Net income (loss)		(183,897)
Member's capital contributions		171,496
Member's equity, December 31, 2020	$	16,844

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

8 Rivers Advisors, LLC
Statement Of Cash Flows
For the year ended December 31, 2020

Cash flows from operating activities:		
Net income (loss)	$	(183,897)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation		-
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Prepaid expenses		1,026
Increase (decrease) in:		
Accounts payable and accrued expenses		1,335
Net cash provided (used) by operating activities		(181,536)
Cash flows from financing activities:		
Member's contributions		171,496
Net cash provided (used) by financing activities		171,496
Net decrease in cash		(10,040)
Cash, beginning of year		31,044
Cash, end of year	$	21,004

8 Rivers Advisors, LLC
Notes to Financial Statements
December 31, 2020

NOTE 1 – DESCRIPTION OF THE COMPANY

8 Rivers Advisors, LLC (the "Company") formed on July 8, 2016 is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in the private placement of securities and corporate finance advisory services. The Company received its FINRA approval for membership on November 1, 2017. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE 2 – DEVELOPMENT STAGE OPERATIONS

In June 2014 the FASB issued ASU-2014. The Company has elected early application of ASU-2014.10 which eliminates the disclosure and presentation requirements of development stage entities.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Revenue and Expense Recognition:
Revenues are recognized as earned and realization is reasonably assured. Expenses are recognized as incurred.

Income Taxes:
The company is a single member LLC and is a disregarded entity for income tax purposes. The net income or net loss is reported for federal and state purposes by the single member.

Estimates:
The preparation of financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 4 – FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consists principally of cash. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. The carrying amounts of financial instruments including cash, accounts payable and accrued expenses approximate fair value as of December 31, 2020, because of the relatively short maturity of these instruments.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $5,000, whichever is greater. At December 31, 2020, the Company had net capital of $13,895 which was $8,895 in excess of its required net capital of $5,000.

NOTE 6 – RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement (the "Agreement") between the Company and its parent, the Company pays a monthly fee for utilizing certain resources of the affiliate. The Company was charged $71,496 to cover office & facilities and support services for the 12 months ended December 31, 2020. At December 31, 2020 the Company owed its affiliate $0

NOTE 7 – EXEMPTION FROM RULE 15c3-3

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

The Company did not maintain possession or control of any customer funds or securities from inception through December 31, 2020.

NOTE 8 – COMMITMENTS & CONTINGENCIES

The Company has no commitments & contingencies at December 31, 2020.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 8, 2021, the date the financial statements were issued. Based on this evaluation, no disclosures or adjustments were required to the financial statements as of December 31, 2020.

NOTE 10 – COVID 19

In early March 2020, the COVID-19 virus was declared a global pandemic, resulting in federal, state and local governments mandating various restrictions. Due to public health concerns, and guidelines, in-person programing and events were suspended or curtailed. The Board and Management are continuing to monitor operational and financial contingency plans to address interruptions in the mission critical programming caused by the emergency. The Company's priorities are to ensure the safety of our staff, and clients, and future ongoing operations. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the restrictions, and the related financial impact cannot be estimated at this time.

SUPPLEMENTARY INFORMATION

8 Rivers Advisors, LLC
Supplemental Schedule I
Computation Of Net Capital Pursuant To
Uniform Net Capital Rule 15c3-1
December 31, 2020

Member's equity	$	16,844
Non-allowable assets:		
Prepaid expenses		(2,949)
Net capital before haircuts		13,895
Haircuts on securities		-
Net capital		13,895
Minimum capital requirements the greater of 6-2/3% aggregate indebtedness of $5,774 or $5,000		5,000
Excess net capital	$	8,895
Ratio of aggregate indebtedness to net capital		.51 to 1
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	7,109
Total aggregate indebtedness	$	7,109

Reconciliation of net capital:		
Net capital as reported in Company's unaudited part IIA of the Focus Report	$	13,895
Rounding		-
Net capital per report pursuant to Rule 17a-5 (d)	$	13,895

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Cree Alessandri & Strauss
Certified Public Accountants LLC

Review Report of Independent Registered Public Accounting Firm
(required by SEC Rule 17a-5 for a Broker-Dealer
not claiming an exemption from SEC Rule 15c3-3)

To: Member of
8 Rivers Advisors, LLC

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) 8 Rivers Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3 under which 8 Rivers Advisors, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 (exemption provisions) and (2) 8 Rivers Advisors, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to:

a. Broker selling tax shelters or limited partnerships in primary distributions, including oil and gas offerings.
b. Private placement of securities, including oil and gas; and
c. Merger and acquisition advisory services

and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2020 without exception. 8 Rivers Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 8 Rivers Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 under the Securities Exchange Act of 1934.

Cree Alessandri & Strauss

We have served as 8 Rivers Advisors, LLC's auditor since December 31, 2018.

Cree Alessandri & Strauss CPAs LLC
February 8, 2021

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

8 Rivers Advisors, LLC Exemption Report

8 River's Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:
    a. Broker selling tax shelters or limited partnerships in primary distributions, including oil and gas offerings;
    b. Private placement of securities, including oil and gas; and
    c. Merger and acquisition advisory services

    and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

8 River's Advisors, LLC

I, Glenn William Brown, Jr affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

29-JAN-21

Glenn William Brown, Jr — Date

President & CEO